SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

October 10, 2008

VIA EDGAR

Re:                               AGA Medical Holdings, Inc. – Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso
Jay Mumford

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010

100 F Street, N.E.
Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 25, 2008 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008 and Amendment No. 2 to Registration on Form S-1 filed on September 10, 2008 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and generally updates other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 3.

Industry Data, page 32

1.                                       We note your revisions in response to prior comment 6.  With a view toward clarified disclosure, please provide us an example of you adjusted data.  Include the source data and your calculations in your response.

In response to the Staff’s comment, the Company has revised the disclosure to clarify how it calculates such adjusted data.  Please see page 33 of Amendment No. 3.

As a representative example of how it calculates such data, the Company sets forth the method used to calculate the market opportunity for treating Patent Ductus Arteriosus (“PDA”).  To calculate the market opportunity for PDA, the Company begins by determining the number of potential new patients annually in a geographic area and then multiplies the population of such area by the birth rate in such area and by the estimated incidence of PDA.  Based on third-party information (which has been supplementally provided to the Staff), the U.S. population, for example, equals 296.5 million, and the U.S. birth rate equals 14/1000.  The incidence of PDA in any given geographic area is equal to 0.08%, which leads to approximately 3,321 potential new PDA patients in the United States each year.  Using this method of calculation, the Company estimates that there are potentially 68,347 new PDA patients each year for the 12 geographic areas used by the Company to calculate its market opportunity (which areas, as explained in Amendment No. 3, account for the majority of the  Company’s sales).  Not all countries, however, have equal economic conditions and purchasing power, which the Company believes affects access to medical treatment. Purchase Power Parity (PPP) has been employed by the Company to adjust for this factor.  The Company uses the United States as the reference point and assumes a 100% factor for this country, and no other geographic market has a higher factor.  For these other geographic markets, the Company adjusts the number of potential new PDA patients based on the percentage that the PPP of such geographic market represents in comparison to the PPP of the United States.  China, for instance, has 12,516 potential new PDA patients per year without giving effect to the PPP adjustment.  As the Chinese PPP corresponds to approximately 14% of the U.S. PPP, such number of PDA patients is then adjusted to 1,743, or approximately 14% of 12,516.  Using this method of calculation for the 12 geographic market areas results in 13,687 potential new PDA patients globally each year.  Finally, the number of potential new PDA patients is multiplied by $2,000, which is the average selling price established by the Company based on its experience marketing and selling similar devices into the subject geographic areas.  Based on these calculations, the Company has determined that the annual market opportunity for PDA is $27.4 million worldwide.

The Company is also submitting to the Staff on a supplemental basis materials that provide more detail and additional supporting materials relating to the explanation above and to the disclosure added by the Company in Amendment No. 3.

Management’s Discussion and Analysis...page 43

Significant Factors Used in Determining Fair Value of Our Common Stock, page 52

2.                                       We refer to your response to comment 12 in our letter dated August 26, 2008. Please revise to clearly disclose the reasons why the estimated fair value of your common stock did not change between October 23, 2007 and June 20, 2008. We note that revenue increased during the period and you had begun discussions with underwriters with regard to a public offering. Your disclosure should clearly indicate the reason you believe that no events occurred that warranted a change in the estimated fair value of common stock. This should include a discussion of your business activities during this period.

In response to the Staff’s comment, the Company has revised the disclosure to clarify the reasons why the estimated fair value of the Company’s common stock did not change between October 23, 2007 and June 20, 2008.  Please see page 52 of Amendment No. 3.

The valuation of the Company carried out by the board of directors in October 2007, which already took into consideration input from the underwriters, was based not only on our results for the nine months ended September 30, 2007 but also on the Company’s expected growth rate for certain periods of time, including for the fourth quarter of that year and for fiscal year 2008.  Results for the fourth quarter of 2007 and, subsequently, for the first quarter of 2008, reflected growth rates lower than the ones projected and used in the valuation carried out in October 2007.  As a result, even though revenues increased in 2007 when compared to 2006, the board of directors of the Company determined that this increase was not sufficient to cause a change in the estimated fair market value of the Company’s common stock.  The Company’s valuation also did not increase, in part, due to the general decline in prices for public companies during this time period.  In addition, until June 2, 2008, the Company was subject to an FCPA investigation that impaired its future prospects, both as a result of potential criminal charges and monetary fines and as a result of potential significant limitations on its business. Once the FCPA investigation was concluded as a result of the Deferred Prosecution Agreement the Company entered into with the Department of Justice, these potential impediments to the growth of the Company’s business were resolved.  In addition, shortly thereafter, the Company became aware that its second-quarter results would achieve higher growth rates.  Based on the foregoing factors, the board of directors of the Company determined to proceed with filing of the

Registration Statement on June 20, 2008.  In addition, the board of directors of the Company then determined that all commitments to grant stock options entered into between June 21, 2008 and the consummation of its initial public offering would contain an exercise price equal to the initial public offering price.

Results of Operations, page 53

3.                                       We note that you changed your previous disclosure attributing changes to price increases to now also attribute those same changes to product mix. Please clearly indicate the extent of which changes are due to price changes. See Regulation S-K Item 303(a)(3)(iii).

The Company respectfully advises the Staff that the calculation of average selling price made by the Company takes into consideration a number of factors, including product mix.  (The Company also respectfully notes that it has not referred to price increases in prior filings, but rather to higher average selling prices.)  Average selling prices of the Company include changes to (1) price, (2) mix of products sold, (3) mix of geographic areas where products were sold, and (4) direct sales vis-à-vis sales through distributors.  The intention of the Company when including references to product mix in the prior filing was to make clear to investors that average selling prices included not only price increases but also other factors, in particular product mix.  In order to clarify the foregoing, the Company has revised the disclosure to include a reference to product mix as one of the factors affecting average selling price for the given periods.  Please see pages 54, 56 and 58 of Amendment No. 3.  In addition, the Company respectfully submits to the Staff that, based on its books and records, it is not possible for the Company to individually quantify the amount that each component contributed to average selling prices.

Contractual Obligations, page 63

4.                                       Refer to your added disclosure regarding Curtis Amplatz. Please tell us when the discussions began and what hurdles remain to completion. Also tell us what initiated the need for the discussions and the magnitude of potential additional obligations.

The Company respectfully submits to the Staff that discussions with Mr. Curtis Amplatz referred in the Registration Statement began in August 2008.  The discussions were initiated after the Company provided, at Mr. Amplatz’s request, a review of the detailed supporting data that substantiates the payments made to Mr. Amplatz under the royalty agreements.  The Company has further clarified its position and invited further discussions.  The Company does not have an indication at this time whether there will be any further communications with Mr. Amplatz.  In addition, at this time, the Company is not able to determine what, if any, actions will be required to complete discussions with Mr. Amplatz; nor is it possible for the Company to estimate the magnitude of any potential additional obligations under the royalty agreements with Mr. Amplatz.  While Mr. Amplatz’s intentions are not completely clear to the Company, the Company can confirm to the Staff that any demands made by, or potential settlements with, Mr. Amplatz may result solely in future additional financial obligations for the Company under the agreements with him, as opposed to any loss or impairment of its right to sell or market any of its devices.  In addition, the Company believes that any such claim by Mr. Amplatz would be without merit and not material to the Company.  In response to the Staff’s comment, the Company has revised the disclosure to add language in the “Risk Factors” section to the effect that any dispute relating to the products included in a portfolio subject to a royalty agreement or license could result in the Company being subject to additional royalty or other payments and the payment of expenses in defending such dispute. Please see page 24 of Amendment No. 3.  In addition, the Company has revised the disclosure on page 88 of Amendment No. 3 to include additional cautionary language and to clarify that the Company believes that any such claim by Mr. Amplatz would be without merit and not material and would not challenge the Company’s right to sell or market any of its devices.

Corporate History, page 75

5.                                       It is unclear how investors could determine from your disclosure regarding your agreement for distribution in China that the agreement is immaterial as you mention in your response to prior comment 15. Please revise or advise.

The Company respectfully advises the Staff that it had included additional disclosure with respect to the distribution agreement in China in response to the Staff’s prior comment 15.  The Company also respectfully submits that the reference to such agreement in China included in the initial version of the Corporate History was intended to give an example of the geographic expansion of the Company’s operations into developing markets, which is part of the Company’s strategy to grow internationally as described in that paragraph.  Accordingly, the Company has revised the disclosure to clarify that the distribution agreement in China is an example intended to illustrate such strategy of the Company.  The Company has also revised the disclosure to delete the additional language included in the prior filing, to avoid any implication that the agreement is material to the Company and, as a result, warrants detailed disclosure.  Please see page 76 of Amendment No. 3.

The Company also respectfully submits to the Staff that China does not represent a material portion of the Company’s results and operations.  As disclosed on page F-35 of Amendment No. 3, the two geographic areas that have historically represented a significant portion of the company’s net sales are the United States and Europe, which collectively represented 81.7% of the Company’s net sales for the six months ended June 30, 2008.  China, on the other hand, represented less than 2% of the Company’s net sales for the same period.  The Company does not expect that net sales in China will trigger any disclosure-related materiality threshold in the foreseeable future.

Compensation Discussion and Analysis, page 107

6.                                       We reissue prior comment 23 in part. Please discuss how the elements of compensation reflected in exhibit 10.6 were determined.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages 106 and 111 of Amendmento No. 3.  The Company respectfully advises the Staff that the decision to pay Mr. Gougeon $500,000 as a special bonus was made following discussions between Mr. Gougeon and the Company’s board of directors in order to recognize his long-time service to the Company, including his role as the Company’s co-founder, and to provide for the orderly transition to a new President and Chief Executive Officer for the Company.  The board of directors did not look to any other companies or any other third-party sources for comparison purposes in determining the amount.  Rather, the board of directors believed this was an appropriate amount because it represented approximately one year’s salary plus a pro rata portion of the bonus that Mr. Gougeon earned in 2007.

Compensation Determination Process, page 108

7.                                       Please expand your response to prior comment 19 to tell us when the consultant submitted the report, when the compensation committee first reviewed it, what hurdles remain until action based on the report is taken and when you will include a discussion of the report in your Compensation Discussion and Analysis.

The Company respectfully advises the Staff that the compensation consultant’s report was submitted to the compensation committee in July, and the committee reviewed the report at that time.  The report contained recommendations with respect to the levels of compensation of the Company’s executive officers.  The compensation consultant also provided recommendations with respect to the Company’s equity plans that would be appropriate to implement in connection with the Company’s initial public offering.  At that July meeting and a subsequent meeting in August, the compensation committee approved an increase in the number of available shares for future grants of employee stock options and the establishment of an employee stock purchase plan.  However, the compensation committee has not acted upon the consultant’s recommendations with respect to the levels of executive compensation and has not scheduled a meeting at which they would consider the recommendations.  Accordingly, the compensation consultant’s report has not played a material role in the Company’s compensation setting practices and decisions.  Since it has not affected the Company’s past or future executive compensation in any way, the Company believes that disclosure of consultant’s report is not a matter for disclosure in the Compensation Discussion and Analysis section.  The Company believes that Question 118.06 of the Commission’s Compliance and Disclosure Interpretations issued July 3, 2008 regarding the distinction between Item 407(e)(3)(iii) and Item 402(b) of Regulation S-K as it relates to the disclosure of the role of compensation consultants is applicable in this case.

Annual Cash Incentive Payments, page 111

8.                                       Regarding your response to prior comment 21:

•                  Where you have quantitative targets, you should disclose them or alternatively tell us why you believe disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b).

The Company respectfully advises the Staff that while some of the objectives included in the Company’s Corporate Top Ten Objectives are quantitative in nature, the Company does not believe, under the facts and circumstances, that the quantitative objectives are material in determining the existence or magnitude of bonus payments to the Company’s named executive officers.  The decision to grant bonus payments is a largely subjective one that takes into account a number of different factors, only a small portion of which are quantitative objectives.

More specifically, as disclosed on pages 111 and 112 of Amendment No. 3, the decision is made in a three-step process, each of which involves consideration of a number of qualitative factors that influence the ultimate decision.  The first step involves management’s ratings of the Company’s performance against the Corporate Top Ten Objectives as “target,” “below target” or “above target.”  While some of the objectives in the Corporate Top Ten Objectives are quantitative, such as sales, expenses and EBITDA targets, a majority of them are qualitative, such as identifying new products for the Company’s research and development pipeline and meeting specific milestones for the Company’s clinical trials.  The second step involves the management’s recommendation, and the board of directors’ approval, of an overall numerical percentage for the Company’s performance in the prior fiscal year based on management’s subjective evaluation of the Company’s performance.  This is a comprehensive evaluation that goes beyond the ratings against the Corporate Top Ten Objectives to look at qualitative factors that influenced the Company’s performance in various areas and other significant achievements of the Company that are not fully reflected in the Corporate Top Ten Objectives.  The third step involves the Company’s Chief Executive Officer’s recommendation, and the compensation committee’s approval, of specific bonus payments for the named executive officers based on the numerical percentage for the Company’s performance and the executive officer’s individual contributions to that performance.  The Company’s Chief Executive Officer makes his recommendations based on his subjective assessment of the individual executive officer’s contributions and in the case of himself, his own self-assessment based on feedback from other members of management and, since 2008, from the Corporate Development Committee.

Accordingly, the Company believes that, under these facts and circumstances, whether or not quantitative targets were met is not material in determining the existence or magnitude of bonus payments.  As a result, the Company believes that disclosure of quantitative targets is not required pursuant to the Commission’s guidance set forth in Question 118.04 of Commission’s Compliance and Disclosure Interpretations regarding omission of disclosure of performance targets.  The Company also respectfully advises the Staff that the revised disclosure on pages 113 and 114 of Amendment No. 3, which explains how the process resulted in specific bonus payment decisions for 2007 illustrates the Company’s analysis that the quantitative targets are not material.

•                  It appears that you continue to disclose only a subset of your objectives because you provide lists of what the ten objectives include but then disclose fewer than ten items. Please provide complete disclosure.

The Company has revised the disclosure in response to the Staff’s comments.  Please see page 112 of Amendment No. 3.

•                  Your current disclosure essentially describes a general process that is applied each year without specific information regarding how that process resulted in the specific compensation decisions for the applicable period. It remains unclear what objectives were met in 2007 that generated a bonus, which were not achieved, which of the disclosed potential qualitative factors were actually considered during 2007 and how those factors affected bonus decisions. Please revise to provide specific disclosure.

The Company has revised the disclosure in response to the Staff’s comments.  Please see pages 113 and 114 of Amendment No. 3.

Review, Approval or Ratification..., page 128

9.                                       We note your revised disclosure in response to comment 27; however, we reissue the comment as your disclosure does not specify the standards that the audit committee will apply to the review and approval of the transactions.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 129 of Amendment No. 3.

Principal and Selling Stockholders, page 129

10.                                 You disclose, in the first paragraph, that the table gives effect to the reverse stock split to occur immediately before this offering. Please reconcile this disclosure with the final sentence of the second paragraph, where you indicate that the table does not give effect to the reverse stock split.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 130 of Amendment No. 3.  The Company also advises the Staff that it will amend the table to give effect to the reverse stock split once such split is known.

11.                                 We note your response to prior comment 28. However, given the shareholders agreement and the representatives on the board, it remains unclear why your group disclosure in the last row of the table does not include the shares held in the name of Welsh Carson. Please advise or revise.

The Company respectfully acknowledges the Staff’s comment.  As indicated in our response to comment 12 below, the Company does not believe that the individuals who may be managing members or directors of the Welsh Carson entities beneficially own the shares held by such entities, and, therefore, we have not revised the beneficial ownership table to reflect the inclusion of such shares.

12.                                 We are unable to agree with your response to comment 28 that no individual beneficially owns the shares because investment and voting power are vested in more than three individual members, especially given that Rule 13d-3 includes as a beneficial owner any person who shares voting or investment power. Please revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment.  In response, the Company has included in the applicable footnotes the names of each managing member of the general partners of the Welsh Carson funds that directly hold shares of the Company and the names of the directors of WCAS Management Corporation, which also holds shares of the Company.  The Company also respectfully submits to the Staff that, for the reasons noted below, the Company has been advised that none of the foregoing individuals should be considered to “share voting or investment power” with respect to the shares held directly by the Welsh Carson entities, and accordingly, the Company has not attributed beneficial ownership of such shares to such individuals.

While the Company acknowledges that the “rule of three” referred to in our prior response was not specifically adopted by the Staff in Southland Corp. (August 10, 1987), the Company does note that it is generally believed that the Staff’s position in Southland has given rise to the “rule of three” and that members of the Staff have informally acknowledged the rule in past filings.  Please see, for example, the final prospectus of Warner Chilcott Limited, filed September 21, 2006, Registration No. 333-134893, and the final prospectus of Iomai Corporation, filed February 2, 2006, Registration No. 333-128765.  The Company understands that the Staff is not bound by the position it takes in such filings, but the Company makes the point simply to note that many practitioners rely on the rule and apply it in a variety of contexts—including, for example, to a general partnership having three or more partners, a trust having three or more trustees and a corporation having three or more directors.  See also Romeo & Dye, Spring 2008 edition, p. 125.

Whether or not the “rule of three” is applied by the Staff in this instance, the Company respectfully notes that in this instance the facts and circumstances warrant a conclusion consistent with the application of the rule.  In discussing the plans at issue in Southland, the Staff indicated its concurrence with the view that “(i) no individual trustee should be deemed the beneficial owner, within the meaning of Rule 13d-3, of any shares of common stock held by either plan solely by virtue of the fact that he is a trustee, and (ii) no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3, of any shares of common stock held by either plan solely by virtue of the fact that he is a director.”  In Southland, the Staff also articulated the long-held belief that “the determination of beneficial ownership is a question of fact, and an analysis of all the relevant circumstances, including the existence of control and group relationships, is necessary.”  While the Staff did not explain the basis for its position in Southland, the rationale appears to have been that a person should not be deemed to have investment control over securities that (i) he or she may not buy or sell without the approval of others, and (ii) may be bought or sold despite his or her objection.  See Romeo & Dye, Spring 2008 edition, p. 125.  In this instance, we note that the relationship among the individual managing members is that of an investment committee of a large investment fund.  We note for the Staff that there are currently 14 individual managing members of WCAS IX Associates LLC, the general partner of Welsh, Carson, Anderson & Stowe IX, L.P., and 15 individual managing members of WCAS CP IV Associates LLC, the general partner of WCAS Capital Partners IV, L.P.  In each case, the vote of managing members holding at least two-thirds of the aggregate membership interests of all managing members is required for any voting or investment decision on behalf of either of the Welsh Carson funds.  The votes of the various managing members have different weights based on their relative percentage interests, but, in each case, the vote of at least five managing members is generally required for any voting or investment decision either of the Welsh Carson funds.  The Company additionally notes for the Staff that there are currently four members of the board of directors of WCAS Management Corporation.  A vote of at least three of the members of the board of directors is required for any voting or investment decision on behalf of WCAS Management Corporation.  Accordingly, at any one time, decisions on behalf of either of the Welsh Carson funds could be made without input or agreement of up to nine managing members (in fact, any such decision could be made over the objection of such members), and decisions on behalf of WCAS Management Corporation could be made without input or agreement of any one director.  This lack of authority by each individual managing member and director does not put such member or director in a position to control or direct the voting or investment decisions of the entity.  Furthermore, we note that each managing member could be removed at any time upon a vote of the managing members holding at least two-thirds of the aggregate membership interests of all the managing members, and that each director of WCAS Management Corporation can be removed by the stockholders with or without cause.  As a result, any individual managing member’s or director’s right to provide input in the decision-making process of the Welsh Caron entity is limited insofar as such other managing members or the stockholders, as applicable, permit such individual to remain a managing member or director.  In sum, while it is true that each individual does have input in the decision-making process for the Welsh Carson entity, the Company does not believe this is sufficient input to consider each individual to “share voting or investment power” for purposes of determining beneficial ownership of the entity’s shares.

Finally, the Company also respectfully notes for the Staff that while the attribution of beneficial ownership to the various individual managing members or directors will result in additional filings pursuant to Section 13D and 13G of the Exchange Act and administrative costs, it will not result in any more specific disclosure to the Staff.  The Company confirms for the Staff that it has been advised that the substantive information required in any such additional filings will all be included in the filings of the Welsh Carson entities made in connection with the Company’s initial public offering and thereafter.

13.                                 Please identify the individuals who have or share, directly or indirectly, investment power over the shares held in the name of Select Global Investors L.P.

The Company has revised the disclosure in response to the Staff’s comment. Please see footnote 11 to the Principal and Selling Stockholders Table included on page 133 of Amendment No. 3.

14.                                 Please reconcile the numbers in clause E of footnote 1 with the shares identified by footnotes 8 through 11.

The Company has revised the disclosure in response to the Staff’s comment. Please see pages 132 and 133 of Amendment No. 3.

Stock Options, page 134

15.                                 Please quantify the commitments to issue options mentioned at the bottom of page 52. Also, with a view toward disclosure, please tell us the extent to which the commitments are to related parties.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that after June 20, 2008, the Company entered into commitments to grant 520,000 stock options, including a commitment to grant 300,000 stock options to a related party—namely, Mr. Ronald E. Lund, the Company’s General Counsel.  Please see page 135 of Amendment No. 3.

Underwriting, page 144

16.                                 Please show us how your 10% calculation in response to prior comment 31 reflects the amount to be paid to Banc of America as mentioned in the last full paragraph on page 150.

The Company respectfully acknowledges the Staff’s comment.  The Company has provided supplemental information to FINRA for the purpose of clarifying compliance with its Rule 2710(h) and will advise the Staff at a later date.

Exhibits

17.                                 We reissue the first sentence of prior comment 44; please file complete exhibits with all attachments, expect as provided in Regulation S-K Item 601(b)(2) for exhibits filed under Item 601(b)(2). For example, we note:

•                  exhibit 4.4 makes reference to an attached exhibit B, as well as various schedules that are not included in your filing;

•                  references to “Address Omitted” in exhibit 4.9;

•                  exhibit A is missing from exhibit 10.18; and

•                  blanks in exhibit 10.19.

In response to the Staff’s comment, the Company has re-filed Exhibit 4.4 to include its Exhibit B.  The Company, however, respectfully advises the Staff that such Exhibit 4.4 has been re-filed as Exhibit 10.22, because the Company intends to fully redeem the notes issued thereunder upon consummation of the initial public offering, as disclosed on page 35 of Amendment No. 3.  With respect to the schedules of such exhibit, the Company respectfully submits to the Staff that these are disclosure schedules relating to the representations and warranties given by the parties under the agreement at the time of execution of the agreement and closing of the transactions thereunder.  The Company respectfully notes that the Securities Purchase Agreement was entered into between the AGA Medical Corporation and affiliates of Welsh Carson as part of the July 2005 reorganization and related initial investment in the Company by affiliates of Welsh Carson.  As a result, the contents of the schedules are not material to an investment decision by an investor in the Company’s initial public offering and are no longer accurate due to the passage of time.  In addition, such information has also been superseded, to the extent necessary, by more appropriate disclosure included in Amendment No. 3.  Accordingly, the Company respectfully submits that these schedules should be treated in accordance with guidance set forth in Item 601(b)(2) of Regulation S-K.  Please see below a list briefly identifying the contents of each omitted schedule:

1.               Schedule 4.1 (Organization; Subsidiaries):  AGA Medical Corporation disclosed that it had two wholly owned subsidiaries, one of which was at that time being dissolved; AGA Medical Corporation disclosed that there were limited minutes available for the meetings of shareholders or of the board of directors for the year ended on December 31, 2002; AGA Medical Corporation disclosed that it was in the process of qualifying one of its two subsidiaries to do business in Maryland.

2.               Schedule 4.3 and Schedule 5.3 (Authorization of Governmental Authorities):  the parties disclosed the regulatory approvals required to be received prior to the closing of the transaction.

3.               Schedule 4.4 (Non-contravention):  AGA Medical Corporation disclosed that it received written consent to enter into the agreement from the landlord of the property where its headquarters were located at that time.

In addition, the Company agrees to furnish suplementally to the Staff a copy of any omitted schedule upon request.

The Company respectfully submits to the Staff that it intended to omit the addresses of individuals in Exhibit 4.9 as they correspond to home addresses, and the Company understands that such information would not be material to investors.  The Company has re-filed Exhibit 4.9, now re-numbered as Exhibit 4.8, to include addresses omitted that are not home addresses.

In response to the Staff’s comment, the Company has re-filed Exhibit 10.18 to include its Exhibit A.

With respect to Exhibit 10.19, the Company respectfully informs the Staff that the blanks exist in the actual agreement.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

cc:                                 Securities and Exchange Commission

Brian Cascio

Jeanne Bennett

AGA Medical Holdings, Inc.

John R. Barr

Ronald E. Lund, Esq.